
TRIPATH
HOME OF DIGITAL
POWER PROCESSING (DPP®)

TRIPATH TECHNOLOGY INC. 2003 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	2003	2002	2001
	For the years ended December 31,		
Results of Operations:			
Revenue	**$ 13,891**	$ 16,227	$ 13,541
Gross profit	**4,181**	(2,267)	1,593
Research and development	**6,874**	11,650	19,913
Loss from operations	**(7,237)**	(19,474)	(27,668)
Net Loss applicable to			
common stockholders	**(7,215)**	(34,266)	(26,981)
Basic and diluted net loss per share	**$ (0.17)**	$ (0.88)	$ (1.00)

Annual Revenue
<in thousands>



$ 20,000
16,000
12,000
8,000
4,000
0
$ 13,541
$ 16,227
$ 13,891
'01
'02
'03

Basic and Diluted Net Loss Per Share



$ (2.50)
(2.00)
(1.50)
(1.00)
(0.50)
0
$ (1.00)
$ (0.88)
$ (0.17)
'01
'02
'03

Gross Profit Margin



45
30
15
0
-15
-30
12%
-14% (a)
30%
'01
'02
'03

(a) 2002 includes a $5 million reserve for excess inventory

LEADING EDGE AMPLIFIER TECHNOLOGY

Amplifier technology is ubiquitous and is broadly applicable across multiple market segments in the digital media, consumer electronics and communications markets. With 49 patents issued and 35 patents pending, Tripath has utilized its intellectual property position to create the best combination of low distortion and high efficiency digital amplifiers available in the semiconductor industry today. Tripath's mission is to become the "technology of choice" for a broad range of products across multiple digital media market segments in consumer electronics and communications.

ABOUT US



Based in San Jose, California, Tripath Technology is a fabless semiconductor company that focuses on providing highly efficient power amplification to the digital media, consumer electronics and communications markets. Tripath has created a patented technology called Digital Power Processing (DPP®), which enables Tripath to provide significant performance, power efficiency, size and weight advantages over traditional amplifier technology.

Within the Consumer Electronics market, Tripath currently targets multiple market segments in the consumer audio applications area such as flat panel televisions including; Plasma ("PDP"), Liquid Crystal Display ("LCD") and Digital Light Processing ("DLP") systems and monitors, 5.1-7.1 channel home theater entertainment systems, personal computers, professional amplifiers and A/V receivers, mini/micro component stereo systems, cable set-top boxes, gaming systems and automotive applications such as in-dash head units and trunk amplifiers.

Tripath also sells digital amplifiers in the form of low power line drivers for use in DSL equipment for central office applications. In addition, Tripath has a research and development program aimed at developing highly efficient or low power amplifiers for digital wireless handsets and base stations to increase talk time and battery life.

Tripath's current customers include consumer electronic companies, such as Denon, Eizo, Hitachi, Motorola, Onkyo, Samsung, Sharp, Sony, TCL and Toshiba as well as DSL communications equipment provider, Alcatel, who uses Tripath's power efficient line drivers for central office applications.

Tripath's comparable TA 3020
BCDMOS Digital Amplifier Device
(150W/300W)



Tripath's new "Godzilla CMOS
Digital Amplifier Devices
(50/150 W)
(TPD2075/TPD2125/TDA2075/TDA2125)

LETTER TO OUR STOCKHOLDERS

Fiscal year 2003 marked a year of challenge and success. We expanded our customer base and secured additional design wins with our existing customers as well. We introduced new cost effective products, including the innovative, low-cost, and scaleable power driver architecture (aka "Godzilla"), using generic high-voltage Complementary Metal Oxide Semiconductor process technology, or "CMOS," and reduced our manufacturing and operating costs thereby reducing our operating loss. We believe that each of these accomplishments will better position Tripath to achieve profitability in the near term.

RESULTS

Here are some key results we achieved during 2003:

> We improved our financial performance:

> We increased our gross margin percentage from (14%) in 2002, to 30% in 2003, by reducing manufacturing costs, increasing sales of new higher margin products and by reducing sales of low margin products in China.

> We took steps to decrease our loss and cash usage and reduced our operating expenses by 34% year over year.

> Our net cash used in operations declined from $3 million per quarter in 2002, to approximately $1 million per quarter in 2003, and we ended fiscal year 2003 with $9.6 million in cash compared to $10.6 million at the end of 2002.

> Bottom-line, we narrowed the net loss per share from $(0.88) per share in 2002 to $(0.17) in 2003.

> In September 2003, we announced our "Godzilla" CMOS power driver architecture, which we expect will improve our gross margins and help us compete more effectively with traditional analog amplifiers. The initial Godzilla products were introduced in January 2004, with volume production expected to start during the third quarter of 2004.

> We expanded our customer base from 66 to 108 customers.

> We also increased the design win base from 46 to 81 including the following key design wins:

Flat Panel TVs (Plasma, LCD and DLP)

Samsung's	15", 17", 32", 40" LCD TVs, 42", 50", 63" PDP TVs, 50", 61" DLP TVs
JVC's	26" LCD TV (LT-26LC4)
Sanyo's	42" PDP TV (Vizon brand) (PDP-42V2/EX)
Hitachi's	32", 37", 42", 50" PDP TVs, 28", 32" LCD TVs (L5000)

Automotive

Panasonic's CQ-C9800U and CQ-C9700U 4 channel x 70/60 Watt in-dash CD Player/Receiver and CQ-VD7700U in-dash LCD TV/DVD/SD receiver with 5.1 channel Dolby Digital/DTS and Dolby Pro Logic II

5.1-7.1 Channel Home Entertainment Systems

Sanyo's	DC-PS1000WL (50/80 Watts)
Denon's	DSW-7L sub-woofer (200 Watts)

Receivers and Mini/Micro Component Systems

Audio Research's	150M Modular Multi-channel power amplifier
Bel Canto's	Evo6 4 channel x 200 Watts or 6 channel x 120 Watts
Denon's	AVR-770SD (600 Watts)
Marantz's	DA04 4 channel x 100 Watt professional amplifier

Computers

Samsung's	CK32 and CK 40 monitors

DSL Line Drivers

Alcatel	24 Channel line card for central office DSLAM equipment

These design wins highlight significant progress made in the Flat Panel TV, Automotive, 5.1-7.1 Channel Home Entertainment Systems, Receivers and Mini/Micro Component Systems, Computers and DSL market segments.

Tripath continues to pave the road with leading edge technology in the digital audio market and introduced the following new cost effective products over the past fiscal year:

- In January 2003, at the Consumer Electronics Show, we announced the TCD6000 6-channel digital input Class-T® controller. Its 6-channel digital input and I^2C volume control makes it ideally suitable for today's powered DVD home theater systems, multi-channel AV receivers, automotive audio electronics and other multi-channel audio systems.
- In June 2003, we announced the TPS1035, a low-cost digital amplifier. This product coupled with Tripath's TC2001 digital amplifier controller, enables consumer manufacturers to develop very low cost audiophile quality amplifiers for entry level markets. While amplifier boards in the 20-50 Watt range currently cost approximately $12-$15 in high volume, a TPS1035 based amplifier board will cost approximately $10.
- In September 2003, we announced the new low-cost Godzilla architecture and at the Consumer Electronics Show in January 2004, we introduced four CMOS digital amplifier devices based on the new architecture. These four products can deliver between 50 Watts and 200 Watts of power per channel, achieve 90% efficiency and are initially being targeted at the home entertainment and professional audio markets. The initial feedback from our customers has been very positive. These products are being sampled and are scheduled to go into volume production during the third quarter of 2004. We believe this breakthrough architecture will reduce our manufacturing costs, improve our margins and help us compete more effectively with traditional analog amplifiers.
- In January 2004, at the Consumer Electronics Show, we announced the TAA4100, the world's first 4 channel x 100 Watt chip in a single package, as a follow-on product to our TA2041, the world's first 4 channel x 70 Watt chip in a single package. These two automotive products enable car audio manufacturers to develop the industry's most powerful car audio units, which would not be possible to achieve with conventional analog amplifiers. The new 4 channel x 100 Watt part (TAA4100) is currently being sampled to a select customer base for both after market and OEMs and has been enthusiastically received. Volume production is scheduled for Q4, 2004.

FOCUS

We believe that the total available market today for amplifiers is approximately $3 billion per year with approximately 2-3%, or about $80 to $100 million, of this market having converted from analog to switching or digital amplifiers at this time.

We believe that Tripath is well positioned in this marketplace with its high performance, high power efficiency, small size products and with the introduction of the new low cost Godzilla based CMOS power driver architecture.

Tripath also has the broadest range of digital amplifier products in the market today ranging from 10 Watts up to 2000 Watts and has a strong defensible patent position with 49 patents issued and 35 patents pending. Tripath has gained market acceptance from most of the leading names in the consumer electronics market and is recognized as the performance leader in the market.

More specifically, in the consumer audio market, we continue to offer leading edge digital products for a variety of consumer audio applications. While Tripath is recognized as the leader in terms of low distortion and high fidelity or sound quality, as well as a provider of high efficiency solutions, customers are ultimately concerned about cost. Our on-going goal is to accelerate our market penetration by offering the most attractive price/performance products in the market. With the introduction of the new low-cost Godzilla architecture based products we believe we will be more competitively priced with existing analog amplifiers without compromising the audio performance that our customers have come to expect from Tripath's Class-T® digital amplifiers.

Our sales and marketing focus this year will be to pursue high volume business in three primary market segments, flat panel TV, home theater entertainment systems and automotive. In the flat panel TV market overall sales volumes are expected to reach 10 million LCD and Plasma units in 2004, up from 3 million units in 2003, to over 40 million units per year in 2008. We have previously announced design wins with Samsung, Fujitsu, Sharp, Hitachi, JVC, Sanyo, Sony, TCL and Toshiba and believe that we are well positioned in this market.

In the 5.1-7.1 channel home theater entertainment system market, with the introduction of the new low-cost Godzilla architecture based products, we believe we will be more competitively priced with existing analog amplifiers.

In the automotive segment, we continue to make progress in this challenging and large market and remain optimistic about additional design wins in both the car audio after market as well as with some major OEMs. We feel that our new products, such as our TA2041A- the world's first 4 channel X 70 Watt digital amplifier, our TAA4100-the world's first 4 channel x 100 Watt digital amplifier and our TCD6000 – our new 6-channel single package digital amplifier controller, will have a tremendous impact on next generation products from consumer electronic OEMs.

In DSL, we continue to develop lower power and multi-port line drivers to provide the industry with increased line card densities for central office equipment. The development of our two-channel DSL line driver is progressing and our customers are now evaluating samples.

In the wireless marketplace, we are focusing our efforts on demonstrating that our technology can improve the efficiency in base stations and wireless handsets.



Adya S. Tripathi
President and Chief Executive Officer
Chairman of the Board



SUMMARY

In fiscal year 2003, we believe that we made progress towards our growth goals and took the necessary steps to position the Company for further growth in 2004 and beyond. I would also like to mention several additional key highlights for 2003:

- Tripath transferred back to the NASDAQ National Market in October 2003.
- Tripath was pleased when the NASDAQ National Market informed us that, during 2003, our stock was the #2 overall performing stock, and #1 performing Silicon Valley stock, with a stock price over $5 in terms of percentage increase in stock price (+2396%), although this may not be predictive of future results.
- Tripath was also selected by Deloitte & Touche as one of the fastest growing technology companies in Silicon Valley (Fast 50 Award).

While the market conditions have improved thus far in early 2004, we continue to make progress in securing design wins, developing and introducing new products, reducing our manufacturing costs and in managing our working capital.

In 2004, we remain focused on securing new design wins in the consumer electronics, automotive as well as the communication markets and are continuing to develop innovative low-cost products for the markets we currently serve. With our current and expected future products, including the new low cost Godzilla architecture, coupled with our strong intellectual property portfolio, we believe that Tripath is well positioned to take advantage of this large market opportunity and be a major participant in the digital amplifier market.

I would like to thank our employees, customers, partners and stockholders for their ongoing support, and look forward to a bright future together in 2004 and beyond.

CONSUMER ELECTRONICS

With the advent of Dolby Digital®, DTS®, THX® and SRS® Surround Sound, and the increase in digital media, consumer electronics companies have found the need for an amplifier technology that provides significant performance, power efficiency, size and weight advantages over the traditional analog amplifier technology. The increasing demand for a higher standard in the audio market has propelled Tripath's patented Digital Power Processing (DPP®) technology to emerge as the technology of choice in the digital audio amplifier space. Tripath's Class-T® 1-bit digital audio amplifiers are widely demanded in the following markets: the flat panel television, the 5.1-7.1 channel home entertainment systems, automotive in-dash head unit and truck amplifiers, receivers and mini/micro component system, gaming consoles, personal computers and set top boxes.

With increasing demand for thinner and sleeker televisions, Tripath offers the technology of choice for the flat panel television display markets. By eliminating bulky heat sinks and reducing the size of power supplies, Tripath's power saving Class-T® digital amplifiers are the ideal solution to power flat panel TV audio designs. According to a number of industry forecasts, over 10 million LCD and plasma TV units are forecasted to be sold in 2004 and that number is expected to increase to over 40 million units per year in 2008. With industry leaders such as Fujitsu, Hitachi, JVC, Sharp, Sanyo, Samsung, Sony, TCL, Toshiba and some smaller companies in Taiwan, all integrating our amplifier chips into their next-generation plasma and LCD TV designs, we believe Tripath is well positioned to benefit from the growth of the flat panel TV markets. Approximately 33% of our revenues in 2003 were attributable to this market segment.

The home entertainment system market presents another huge opportunity for Tripath. According to a recent market research report by InStat/MDR, in 2002, over 50 million DVD players were sold worldwide and that number is expected to increase to 84 million DVD players and 32 million DVD recorders in 2006. More and more households are finding that a DVD player is necessary to complete their home entertainment systems. In addition, gaming consoles such as Sony's Playstation 2® and Microsoft's XBox® are now capable of playing DVD movies with 5.1-7.1 channel home entertainment systems or surround sound systems in addition to their DVD-based games. With the introduction of our new, low-cost, CMOS "Godzilla" architecture during the third quarter of 2004, Tripath believes its products will be more competitively priced in this market with existing analog amplifiers without compromising the audio performance that Tripath's customers have come to expect from Tripath's Class-T® digital amplifiers.

The automotive market has adopted Tripath's Class-T® 1-bit digital audio amplifiers to enhance the automotive sound experience. Traditionally, head units were severely limited in power due to heat dissipation concerns. Trunk amplifiers, while providing higher power were experiencing similar heat problems and had to be encased in bulky metal packages. Class-T® technology addressed the space concerns in both these environments. In September 2002, Tripath announced the development and shipment of the world's first 4 x 70 watt digital audio amplifier for the automotive industry to Sony. Sony is the first company to adopt Tripath's revolutionary breakthrough technology by introducing its latest MEX-5DI car audit head unit system with an integrated Class-T® TA2041 digital audio amplifier. In January 2004, Tripath announced several in-dash design wins with Panasonic and also announced our second digital amplifier product targeted at the automotive market, the TAA4100, the world's first 4 channel x 100 Watt digital amplifier chip in a single package. We revolutionized the market when we enabled Sony to invent the first Dream System all-in-one DVD receiver and Tripath believes it will achieve this again by allowing Panasonic to bring the first 4 channel x 70 Watt automotive head unit to market. Tripath is optimistic about future design wins with additional OEM customers and believe that this market segment is another opportunity for Tripath.

The gaming market has been another growth area for Tripath. Tripath's digital amplifier products are used in game arcade systems ("Pachinko") in Japan. This segment represented approximately 25% of Tripath's total revenues in 2003. The pachinko game market in Japan is currently a 5-6 million annual unit opportunity for Tripath.

Personal computers (PCs) are evolving into a form of home entertainment system as well. More and more PCs are being manufactured and integrated with DVD/CD players, and downloadable music and gaming software have become extremely popular. We believe PC users are demanding high quality audio from their PCs, but are constantly disappointed in the sound quality produced from today's powered PC speakers. Tripath believes that this market offers a significant opportunity to Tripath as well.

Set-top boxes are also increasing functionality by combining DVD players and audio amplifiers into a new class of set-top boxes called convergence boxes. Tripath is currently providing amplifiers to Motorola for their award winning DCP501 Digital Convergence System. Major cable companies have chosen to deploy Motorola's Digital Convergence Platform, a new line of consumer electronic products to their cable subscribers. The DCP501 integrates a DVD/CD player, an interactive digital cable receiver and audio/video receiver with 5.1 channel Dolby® Digital Sound into a single system.

Tripath amplifiers have penetrated the digital media and consumer electronics markets and will continue to provide cutting-edge amplifier technology. Tripath expects to expand its product offering and focus on providing significant performance, power efficiency, size and weight advantages over the current amplifier technology available in the market today.



Denon's Home Theater System *(DHT-1000DV-S, DVD/CD)*



Hitachi's 42" Plasma Television *(HDTT55M)*



Onkyo's 5 Disc DVD Receiver *(DRC 500)*



Audio Research's Modular Multi-Channel Power Amplifier *(150M)*



Panasonic's Car Audio Head Unit *(CQ-9700W,CD/MP3)*

DSL NETWORKS

Asymmetric Digital Subscriber Line (ADSL) or DSL is one of the dominant broadband Internet access technologies worldwide. With data rates to the subscriber of up to 8M bits per second, DSL represents a connection more than 150 times faster than the 56kb per second dial up modem. This form of high-speed Internet access is servicing both small businesses and homes not only in the United States, but also around the world.

Tripath's family of line drivers have won worldwide recognition in the industry as the lowest power line driver available today as well as low distortion and high through-put in a very small package.

Our DSL business continues to look positive. During 2003, sales in this segment accounted for approximately 9% of our total revenues, with Alcatel Bell representing our largest customer in this segment.

Tripath is also sampling our new dual-channel line driver, TLD4021 with final silicon expected in the third quarter and volume production during the first part of 2005. In addition to reducing size and cost by integrating two drivers on one chip, it will also extend Tripath's power advantage by reducing the power dissipated per port by more than 30 percent.

Tripath will continue to focus on power reduction and increased integration to reduce the size of DSL products. Continued reductions in power and size are necessary to provide our customers the ability to lower costs and increase the speed of DSL deployment.

Tripath's successful application of its technology to DSL has allowed Tripath to diversify its customer base and has propelled Tripath into the communication business. The goal of fundamentally changing the way electronic signals are amplified has been effectively accomplished in audio and DSL.

Tripath will build on its success in these areas and look to other growth opportunities in the communications arena where Tripath can contribute to better performance lower power.



Alcatel's 24 channel line card
(DSLAM Central Office Equipment)

WIRELESS COMMUNICATIONS

Mobile communication through cell phones, PDAs and other wireless equipment has become a necessary technology in the daily lives of many individuals across the world. Personal voice communication networks have broadened into internet-based distribution platforms making wireless communication even more valuable to end-users. One of the key enablers in the wireless market is the Radio Frequency (RF) power amplifier, particularly for base stations and wireless handsets.

In the base station market, Tripath's Digital Power Processing Technology (DPP®) can provide the high efficiency necessary to power a base station, while reducing the amount of power required.

On the handset side, Tripath's Digital Power Processing (DPP®) provides excellent linearity with power efficiencies that could potentially double or triple battery life.

Tripath understands the importance of amplifier technology in the wireless communications market and will continue to research how Digital Power Processing (DPP®) can be applied to create power efficiency. Though Tripath currently does not have products for RF applications, Tripath is focused on meeting this need by developing RF amplifiers for cellular applications with significantly lower power consumption.







TRIPATH TECHNOLOGY
DIGITAL AMPLIFIER SOLUTIONS

Tripath's Digital Power Processing (DPP®) amplifier technology has emerged as a leading technology company in the digital media, consumer electronics and communications markets. Within the consumer electronics markets, Tripath will continue to target the consumer, automotive and professional audio market segments. Within each of these market segments, we provide digital amplifiers to manufacturers in a diverse set of applications including: flat panel televisions, 5.1-7.1 channel home entertainment systems, automotive in-dash head units and trunk amplifiers, gaming consoles, personal computers, professional amplifiers, mini/micro component stereo systems and cable set-top boxes. Within the DSL market, we are currently supplying line drivers for use in communication equipment for the central office. In 2004, Tripath plans to continue to explore various markets that can utilize our amplifier technology and will focus on research and development that will contribute to future growth.



Samsung's 17" LCD TV *(LTN1735)*


TRIPATH

Sony's Car Audio Head Unit *(MEX-5DI)*


bel canto

Bel Canto's High Performance Audiophile Quality Power Amplifier *(Evo2)*

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	**2003**	2002	2001	2000	1999
	Year Ended December 31,				
Statement of Operations Data:					
Revenue	**$ 13,891**	$ 16,227	$ 13,541	$ 9,300	$ 648
Cost of revenue	**9,710**	18,494	11,948	11,347	2,463
Gross profit (loss)	**4,181**	(2,267)	1,593	(2,047)	(1,815)
Operating expenses:					
Research and development	**6,874**	11,650	19,913	26,074	18,320
Selling, general and administrative	**4,544**	5,557	8,664	14,772	12,935
Restructuring and other charges	**—**	—	684	—	—
Total operating expenses	**11,418**	17,207	29,261	40,846	31,255
Loss from operations	**(7,237)**	(19,474)	(27,668)	(42,893)	(33,070)
Interest and other income, net	**22**	160	687	1,626	1,368
Net loss	**(7,215)**	(19,314)	(26,981)	(41,267)	(31,702)
Accretion on preferred stock	**—**	(14,952)	—	—	—
Net loss applicable to common stockholders	**$ (7,215)**	$ (34,266)	$ (26,981)	$(41,267)	$ (31,702)
Basic and diluted net loss per share	**$ (0.17)**	$ (0.88)	$ (1.00)	$ (2.34)	$ (2.98)
Number of shares used to compute basic and diluted net loss per share	**41,993**	38,823	27,009	17,625	10,624

Balance Sheet Data:	**2003**	2002	2001	2000	1999
	December 31,				
Cash, cash equivalents, short-term investments and restricted cash	**$ 9,612**	$ 10,598	$ 5,097	$ 36,515	$ 17,403
Working capital	**11,198**	13,711	12,854	36,160	17,081
Total assets	**19,468**	20,685	22,160	47,111	22,634
Long term obligations, net of current portion	**1,256**	933	262	—	—
Convertible preferred stock	**—**	—	—	—	49,611
Total stockholder's equity (deficit)	**11,920**	15,436	15,347	40,088	(30,262)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the "Selected Financial Data" and the financial statements and notes thereto included in this Annual Report. Historical operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" and elsewhere in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2004. We undertake no obligation to update any forward-looking statement to reflect events after the date of this report.

OVERVIEW

We design and sell digital amplifiers based on our proprietary Digital Power Processing (DPPr) technology. We currently supply amplifiers for audio electronics applications, and have begun offering amplifiers for DSL applications. We were incorporated in July 1995, began shipping products in the first quarter of 1998 and became a public reporting company in August 2000. Accordingly, we have limited historical financial information and operating history for use in evaluating Tripath and our future prospects. We incurred net losses of approximately $7.2 million in 2003, $19.3 million in 2002 (before charge for beneficial conversion of $14.9 million) and $27.0 million in 2001. We expect to continue to incur net losses in 2004, and possibly beyond.

We sell our products to original equipment manufacturers and distributors. We recognize revenue from product sales upon shipment to original equipment manufacturers, net of sales returns and allowances. Our sales to distributors are made under arrangements allowing for returns or credits under certain circumstances and we defer recognition on sales to distributors until products are resold by the distributor to the end user. All of our sales are made in United States ("U.S.") dollars.

As a "fabless" semiconductor company, we contract with third party semiconductor fabricators to manufacture the silicon wafers based on our integrated circuit ("IC") designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We also contract with third party assembly and test houses to assemble and package our die and conduct final product testing.

Cost of revenue includes the cost of purchasing finished silicon wafers and die manufactured by independent foundries, costs associated with assembly and final product testing, as well as salaries and overhead costs associated with employees engaged in activities related to manufacturing. Research and development expense consists primarily of salaries and related overhead costs associated with employees engaged in research, design and development activities, as well as the cost of wafers and other materials and related services used in the development process. Selling, general and administrative expense consists primarily of employee compensation and related overhead expenses and advertising and marketing expenses.

Stock-based compensation expense relates both to stock-based employee and consultant compensation arrangements. Employee-related stock-based compensation expense is based on the difference between the estimated fair value of our common stock on the date of grant and the exercise price of options to purchase that stock and is being recognized on an accelerated basis over the vesting periods of the related options, usually four years, or in the case of fully vested options, in the period of grant. Consultant stock-based compensation expense is based on the Black-Scholes option pricing model. Future compensation charges will be reduced if any employee or consultant terminates employment or consultation prior to the expiration of the option vesting period.

CRITICAL ACCOUNTING POLICIES

Use of Estimates: Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, warranty obligations, bad debts, inventory direct costing and valuation, accruals, valuation of stock options and warrants, income taxes (including the valuation allowance for deferred taxes) and restructuring costs. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from the other sources. Actual results may materially differ from these estimates under different assumptions or conditions. Material differences may occur in our results of operations for any period if we made different judgments or utilized different estimates.

Revenue Recognition: We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements". We recognize revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. The following policies apply to our major categories of revenue transactions. Sales to OEM Customers: Under our standard terms and conditions of sale, title and risk of loss transfer to the customer at the time product is delivered to the customer, FOB shipping point, and revenue is recognized accordingly. We accrue the estimated cost of post-sale obligations, including basic product warranties or returns, based on historical experience. We have experienced minimal warranty or other returns to date. Sales to Distributors: We provide our distributors certain incentives such as stock rotation, price protection, and other offerings. As a result of these incentives, we defer recognition of revenue until such time that the distributor sells product to its customer.

Allowance of Doubtful Accounts: We provide an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectibility. The collectibility of our receivables is evaluated based on a variety of factors, including the length of time receivables are past due, customers' indication of willingness to pay, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when we become aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or substantial deterioration in the customer's operating results or financial position. If circumstances related to our customers change, estimates of recoverability of receivables would be further adjusted.

Inventories: Inventories are stated at the lower of cost or market. This policy requires us to make estimates regarding the market value of our inventory, including an assessment of excess or obsolete inventory. We determine excess and obsolete inventory based on an estimate of the future demand and estimated selling prices for our products within a specified time horizon, generally 12 months. The estimates we use for expected demand are also used for near-term capacity planning and inventory purchasing and are consistent with our revenue forecasts. In addition to current inventory of $5.6 million, we have inventory purchase commitments of approximately $3.2 million. Our inventory and purchase commitments are based on expected demand and not necessarily built for firm purchase commitments for our customers. Because of the required delivery lead time, we need to carry a high level of inventory in comparison to past sales. Actual demand and market conditions may be different from those projected by our management. If our unit demand forecast is less than our current inventory levels and purchase commitments, during the specified time horizon, or if the estimated selling price is less than our inventory value, we will be required to take additional excess inventory charges or write-downs to net realizable value which will decrease our gross margin and net operating results in the future. During the quarter ended March 31, 2002, we recorded a provision for excess inventory of approximately $5 million related to excess inventory for our TA2022 product as a result of a decrease in forecasted sales for this product.

RESULTS OF OPERATIONS

Years Ended December 31, 2002, 2001 and 2000

Revenue. Revenues for fiscal year 2003 were $13.9 million, a decrease of $2.3 million or 14% from revenues of $16.2 million for fiscal year 2002. The decrease in revenues was primarily due to decreases in sales of our TA2022, TA3020 and TK2050 products, reflecting lower sales of low margin home theater products in the China market and decreased demand from Apple Computer, partially offset by increases in sales of our TLD4012 and TA2024 products reflecting increased sales of DSL line drivers and digital audio amplifier products in the flat panel TV and gaming vertical markets. Revenues for fiscal year 2002 increased by $2.7 million or 20% over revenues of $13.5 million for fiscal year 2001. The increase in revenues resulted primarily from increased sales of our TA2024, TA3020 and TK2050 products, offset partially by decreased sales of our TA1101B and TA2022 products.

Our top five end customers accounted for 68% of revenue in 2003 versus 67% and 82% in 2002 and 2001 respectively. Our primary customers in 2003 were Kyoshin Technosonic Co., Ltd. (KTS), Samsung Electronics Co., Ltd. (Samsung), and Apple Computer Inc. ("Apple") representing 24%, 18% and 15% of revenue, respectively. In 2002 our primary customers were Apple and Apex Digital Inc., representing 31% and 19% of revenue, respectively. Sony Corporation and Apple were our top two customers in 2001, representing 29% and 25% of revenue, respectively.

Gross Profit (Loss). Gross profit for fiscal year 2003 was $4.2 million (including stock-based compensation expense of $4,000) compared to a gross loss of $2.3 million (including stock-based compensation expense of $23,000) for fiscal year 2002 and a gross profit of $1.6 million (including stock-based compensation benefit of $95,000) for fiscal year 2001. The increase in gross profit for fiscal year 2003 reflects ongoing product cost reduction efforts, increased unit volumes for a number of our products as well as sales of higher margin products. The gross loss for fiscal year 2002 was primarily due to a reserve of $5.0 million for excess inventory during the first quarter of 2002. The inventory charge, related to excess inventory for our TA2022 product, was based on a decline in forecasted sales for this product.

Research and Development. Research and development (R&D) expenses for fiscal year 2003 were $6.9 million (including stock-based compensation expense of $20,000), a decrease of $4.8 million or 41% from R&D expenses of $11.7 million (including stock-based compensation expense of $195,000) for fiscal year 2002. The decrease in R&D expenses was due to a decrease in personnel costs, as a result of reduced headcount and salary reductions, and a decrease in product development expenses, as well as lower rent and insurance expenses.. R&D expenses for fiscal year 2001 totaled $19.9 million (including stock-based compensation benefit of $133,000). The decrease in R&D expenses from 2001 to 2002 was due to lower personnel related costs and lower product development costs. We anticipate that our R&D expenses will increase in fiscal 2004.

Selling, General and Administrative Expenses. Selling, general and administrative (S,G&A) expenses for fiscal year 2003 were $4.5 million (including stock-based compensation expense of $57,000), a decrease of $1.1 million or 20% from S,G&A expenses of $5.6 million (including stock-based compensation benefit of $502,000) in 2002. The decrease in S,G&A expenses was primarily due to decreased headcount and related costs and lower expenses related to rent, insurance and bad debts. S,G&A expenses for fiscal year 2001 were $8.7 million (including stock-based compensation expense of $488,000). The decrease in S,G&A expenses from 2001 to 2002 was primarily due to decreased headcount and related costs and lower professional services costs. We anticipate that our S,G&A expenses will increase in fiscal 2004, including expenses for legal and financial compliance costs related to the Sarbanes-Oxley Act of 2002 and increased insurance costs.

Restructuring and Other Charges. On August 3, 2001, we announced a restructuring and cost reduction plan which included a workforce reduction and write-off of abandoned assets. As a result of the restructuring and cost reduction plan, we recorded restructuring and other charges of $684,000 during the quarter ended September 30, 2001. Under the restructuring and cost reduction plan, we reduced our workforce by approximately 40 employees across all functions and mostly located at our former headquarters facility in Santa Clara, California. The workforce reduction resulted in a $164,000 charge relating primarily to severance and fringe benefits for terminated employees. We also abandoned assets for a charge of $520,000. The restructuring was completed by December 31, 2001.

A summary of the restructuring and other charges is as follows:

	Total charges	Non-Cash charges	Cash payments
Work force reduction	$ 164,000	$ —	$ 164,000
Write-off of abandoned assets	520,000	520,000	—
	$ 684,000	$ 520,000	$ 164,000

Interest and Other Income, net. Interest income for 2003 was $22,000, a decrease of $138,000 or 86% from interest income of $160,000 in 2002. Interest income for 2002 decreased $527,000 or 77% from interest income of $687,000 in 2001. The decreases in interest income in 2003 and 2002 resulted from decreases in our average cash equivalents and short-term investment balances to fund operations, together with lower interest rates.

Accretion on Preferred Stock. Accretion on Preferred Stock for 2002 was $14,952,000. The accretion was due to the financing transaction that was completed in January 2002, in which we raised $21 million in gross proceeds through a private placement of non-voting Series A Preferred Stock and warrants. The accretion related to the beneficial conversion feature represents the difference between the accounting conversion price and the fair value of the common stock on the date of the transaction, after valuing the warrants issued in connection with the financing transaction.

Income Taxes. We have incurred no income tax expense to date. As of December 31, 2003, we had available federal net operating loss carryforwards of approximately $106 million and state net operating loss carryforwards of approximately $35 million. We also had research and development tax credit carryforwards of approximately $5 million for federal and state purposes. The net operating loss and credit carryforwards will expire at various times through 2021. As of December 31, 2003, we had deferred tax assets of approximately $48 million which consisted primarily of net operating loss carryforwards, research and development tax credit carryforwards and nondeductible reserves and accruals. We have recorded a full valuation allowance against these deferred tax assets. Deferred tax assets will be recognized in future periods as any taxable income is realized and consistent profits are reported.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations through the private sale of our equity securities, primarily the sale of preferred stock, through our initial public offering on August 1, 2000 and through a private placement in January 2002 and subsequent stock warrant exercises. Net proceeds to us as a result of our initial public offering, our 2002 private placement and subsequent stock warrant exercises were approximately $45.4 million, $19.9 million and $5.4 million, respectively.

Net cash used by operating activities decreased by $8.9 million from $13.0 million for the year ended December 31, 2002 to $4.1million for the year ended December 31, 2003. The decrease was mainly due to a decrease in net loss of $12.1 million primarily as a result of lower operating expenses, partially offset by a decrease in the provision for excess inventory of $4.7 million and an increase in accounts payable of $1.7 million. Net cash used for operating activities during the year ended December 31, 2001 was $32.5 million, the majority of which was used to fund the net loss of $27 million and inventory purchases of $7.6 million.

Cash used in investing activities was $487,000 for the year ended December 31, 2003 compared with $201,000 for the year ended December 31, 2002. The change was primarily due to no cash being provided from the sale of short term investments during 2003 whereas $1.1 million had been provided from the sale of short term investments during 2002. In 2001 our investing activities provided cash in the amount of $22.1 million from the net sale of short-term investments.

Cash provided by financing activities decreased by $15.7 million from $19.4 million for the year ended December 31, 2002 to $3.4 million for the year ended December 31, 2003. The higher amount of cash provided by financing activities in 2002 was due to the additional financing, details of which are summarized below. In 2001, our financing activities provided cash in the amount of $1.8 million, the majority of which was derived from proceeds from issuance of common stock under our Employee Stock Purchase Plan and through exercise of stock options.

On January 24, 2002, we completed a financing in which we raised $21 million in gross proceeds through a private placement of non-voting Series A Preferred Stock and warrants, at $30 per unit to a group of investors. At a Special Meeting of Stockholders held on March 7, 2002, our stockholders approved the issuance and sale of the Series A Preferred Stock and warrants, which then automatically converted into 13,999,000 shares of common stock and warrants to purchase 3,303,760 shares of common stock. This included unregistered warrants that were issued to the placement agent for the financing transaction to purchase 503,960 shares of our common stock. The 2,799,800 registered warrants have a term of three years and an effective Common Stock exercise price of $1.95 per share, whereas 419,968 of the 503,960 warrants issued to the placement agent have an effective Common Stock exercise price of $1.50 per share. The remainder of the warrants issued to the placement agent have an effective Common Stock exercise price of $1.95 per share.

During the year ended December 31, 2003, warrants were exercised which resulted in the issuance of 1,896,226 shares of our common stock with proceeds totaling approximately $3.1 million. The warrants issued to the placement agent were exercised on a net issuance basis resulting in 300,438 shares of our common stock being issued to the placement agent.

The warrant agreement contained a provision for the mandatory exercise of the warrants if our common stock traded at $5.85 or higher for 20 out of 30 trading days. At the close of business on January 2, 2004 our common stock had traded at $5.85 or higher for 20 consecutive days and we were able to invoke the provision for the mandatory exercise of all outstanding warrants issued in connection with the January 2002 financing. All outstanding warrants were exercised in January 2004 resulting in the issuance of an additional 1.2 million shares of common stock. We received proceeds of approximately $2.3 million from the exercise of these warrants.

On July 12, 2002, we entered into a credit agreement with a financial institution that provided for a one-year revolving credit facility in an amount of up to $10 million, subject to certain restrictions in the borrowing base based on eligibility of receivables. The credit agreement expired on June 30, 2003 and was not renewed.

The credit agreement was used to issue stand-by letters of credit totaling $1.7 million to collateralize our obligations to a third party for the purchase of inventory and to provide a security deposit for the lease of new office space. Upon the expiration of the credit agreement on June 30, 2003, we entered into a Pledge and Security Agreement to provide a security interest in a money market account in the amount of $0.7 million for the standby letters of credit, which totaled $0.7 million at December 30, 2003.

Our total potential commitments on our operating and capital leases and inventory purchases as of December 31, 2002, were as follows (in thousands):

Year Ending Decembe 31,	Operating Leases	Capital Leases	Inventory Purchase Committments	Totals
2004	$ 933	$ 551	$ 3,235	$ 4,719
2005	1,083	494	—	1,577
2006	1,046	86	—	1,132
2007	270	—	—	270
2008 and beyond	—	—	—	—
Total	$ 3,332	1,131	$ 3,235	$ 7,698
Less: amount representing interest		(76)		
Present value of minimum lease payments		1,055		
Less: current portion of capital lease obligations		(496)		
Long-term capital lease obligations		$ 559		

We expect our future liquidity and capital requirements will fluctuate depending on numerous factors including: market acceptance and demand for current and future products, the timing of new product introductions and enhancements to existing products, the success of on-going efforts to reduce our manufacturing costs as well as operating expenses and need for working capital for such items as inventory and accounts receivable.

We have incurred substantial losses and have experienced negative cash flow since inception and have an accumulated deficit of $179.6 million at December 31, 2003. Beginning in August 2001, we instituted programs to reduce expenses including reducing headcount from 144 employees at the end of July 2001 to 56 employees at the end of December 2003 and reducing employees salaries by 10%. In September 2002 we relocated our headquarters which reduced rent expense and canceled our D&O policy which reduced insurance expense. These actions resulted in significant cost savings in 2003. We reduced our cash used in operating activities from approximately $13 million in 2002 to approximately $4 million in 2003.

During 2003, warrants were exercised which resulted in us receiving proceeds totaling approximately $3.1 million. At December 31, 2003, we had working capital of $11.2 million, including cash of $9.6 million. Subsequent to December 31, 2003 we received proceeds of approximately $2.3 million from the exercise of outstanding warrants.

We may need to raise additional funds to finance our activities through public or private equity or debt financings, the formation of strategic partnerships or alliances with other companies or through bank borrowings with existing or new banks. We may not be able to obtain additional funds on terms that would be favorable to our stockholders and us, or at all. In such instance, we will take measures to reduce our operating expenses, such as reducing headcount or canceling selected research and development projects. Without sufficient capital to fund our operations, we will no longer be able to continue as a going concern. We believe, based on our current cash balance as well as our ability to implement the aforementioned measures, if needed, that we will have liquidity sufficient to meet our operating, working capital and financing needs for the next twelve months and perhaps beyond. Our long-term prospects are dependent upon obtaining sufficient financing as needed to fund current working capital needs and future growth, and ultimately on achieving profitability.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"), which addresses consolidation by business enterprises of variable interest entities (VIEs) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of fiscal year 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. There has been no material impact to our consolidated financial statements from potential VIEs entered into after January 31, 2003 and there is no expected impact from the adoption of the deferred provisions in the first quarter of fiscal year 2004.

In June 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. We do not use derivative products and the adoption of this statement had no material impact on our consolidated financial statements.

In June 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150")." SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on our results of operations or financial position.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk of loss. Some of the securities that we may acquire in the future may be subject to market risk for changes in interest rates. To mitigate this risk, we plan to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, which may include commercial paper, money market funds, government and non-government debt securities. We manage the sensitivity of our results of operations to these risks by maintaining a conservative portfolio, which is comprised solely of highly-rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. Currently we are exposed to minimal market risks. Due to the short-term and liquid nature of our portfolio, if interest rates were to fluctuate by 10% from rates at December 31, 2003 and December 31, 2002, our financial position and results of operations would not be materially affected.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2003	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 8,951**	$ 10,112
Restricted cash	**661**	486
Accounts receivable, net of allowance for doubtful accounts of $50 and $345 at December 31, 2003 and 2002, respectively	**2,041**	1,471
Inventories	**5,574**	5,252
Prepaid expenses and other current assets	**263**	706
Total current assets	**17,490**	18,027
Property and equipment, net	**1,897**	2,474
Other assets	**81**	184
Total assets	**$ 19,468**	$ 20,685
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 4,069**	$ 2,395
Current portion of capital lease obligations	**496**	225
Accrued expenses	**602**	1,070
Deferred distributor revenue	**1,125**	626
Total current liabilities	**6,292**	4,316
Deferred rent	**697**	195
Capital lease obligations	**559**	738
	1,256	933
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000,000 shares authorized; 0 shares issued and outstanding	**—**	—
Common stock, $0.001 par value, 100,000,000 shares authorized; 45,709,740 and 41,326,760 shares issued and outstanding at December 31, 2003 and 2002, respectively	**45**	41
Additional paid-in capital	**191,656**	187,835
Deferred stock-based compensation	**(217)**	(91)
Accumulated deficit	**(179,564)**	(172,349)
Total stockholders' equity	**11,920**	15,436
Total liabilities and stockholders' equity	**$ 19,468**	$ 20,685

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)	Year Ended December 31, 2003	2002	2001
Revenue	**$ 13,891**	$ 16,227	$ 13,541
Cost of revenue	**9,710**	18,494	11,948
Gross profit (loss)	**4,181**	(2,267)	1,593
Operating expenses:			
Research and development	**6,874**	11,650	19,913
Selling, general and administrative	**4,544**	5,557	8,664
Restructuring and other charges	**—**	—	684
Total operating expenses	**11,418**	17,207	29,261
Loss from operations	**(7,237)**	(19,474)	(27,668)
Interest and other income, net	**22**	160	687
Net loss	**(7,215)**	(19,314)	(26,981)
Accretion on preferred stock	**—**	(14,952)	—
Net loss applicable to common stockholders	**$ (7,215)**	$(34,266)	$ (26,981)
Basic and diluted net loss per share	**$ (0.17)**	$ (0.88)	$ (1.00)
Number of shares used to compute basic and diluted net loss per share	**41,993**	38,823	27,009
Stock-based compensation included in:			
Cost of revenue	**$ 4**	$ 23	$ (95)
Research and development	**20**	195	(133)
Selling, general and administrative	**57**	(502)	488
	$ 81	$ (284)	$ 260

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Shares	Common Amount	Additional Paid-in Capital	Deferred Stock-based Compensation	Total Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2000	26,217	$ 26	$ 158,533	$ (7,369)	$ (111,102)	$ 40,088
Issuance of common stock upon exercise of stock options	865	1	1,270	—	—	1,271
Issuance of common stock upon exercise of warrants	90	—	—	—	—	—
Issuance of common stock through the ESPP	87	—	709	—	—	709
Reversal of previously recognized compensation due to forfeitures	—	—	(5,837)	1,529	—	(4,308)
Amortization of deferred stock-based compensation	—	—	—	4,568	—	4,568
Net loss	—	—	—	—	(26,981)	(26,981)
Balance at December 31, 2001	27,259	27	154,675	(1,272)	(138,083)	15,347
Issuance of common stock upon exercise of stock options	4	—	6	—	—	6
Issuance of common stock through the ESPP	65	—	90	—	—	90
Reversal of previously recognized compensation due to forfeitures	—	—	(1,465)	266	—	(1,199)
Amortization of deferred stock-based compensation	—	—	—	915	—	915
Issuance of common stock warrants	—	—	6,046	—	—	6,046
Beneficial conversion feature on issuance of preferred stock (Note 6)	—	—	13,545	—	—	13,545
Accretion on preferred stock	—	—	—	—	(14,952)	(14,952)
Conversion of preferred stock to common stock	13,999	14	14,938	—	—	14,952
Net loss	—	—	—	—	(19,314)	(19,314)
Balance at December 31, 2002	41,327	41	187,835	(91)	(172,349)	15,436
Issuance of common stock upon exercise of stock options	660	—	498	—	—	498
Issuance of common stock upon exercise of warrants	1,896	2	3,111	—	—	3,113
Issuance of common stock through the ESPP	27	—	7	—	—	7
Issuance of restricted stock	1,800	2	322	—	—	324
Deferred stock-based compensation	—	—	—	(324)	—	(324)
Reversal of previously recognized compensation due to forfeitures	—	—	(117)	10	—	(107)
Amortization of deferred stock-based compensation	—	—	—	188	—	188
Net loss	—	—	—	—	(7,215)	(7,215)
Balance at December 31, 2003	45,710	$ 45	$ 191,656	$ (217)	$ (179,564)	$ 11,920

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net loss	**$ (7,215)**	$ (19,314)	$ (26,981)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	**1,206**	1,396	2,086
Non-cash restructuring and other charges	**—**	—	520
Loss on disposal of equipment	**—**	3	182
Allowance for doubtful accounts	**—**	700	117
Write-off of excess inventory	**243**	4,977	—
Stock-based compensation	**81**	(284)	260
Changes in assets and liabilities:			
Accounts receivable	**(570)**	350	(372)
Inventories	**(565)**	729	(7,638)
Prepaid expenses and other assets	**546**	313	112
Accounts payable	**1,674**	(1,957)	425
Accrued expenses	**(468)**	27	(1,052)
Deferred distributor revenue	**499**	14	(194)
Deferred rent	**502**	—	—
Net cash used in operating activities	**(4,067)**	(13,046)	(32,535)
Cash flows from investing activities:			
Purchase of short-term investments	**—**	—	(15,065)
Sales of short-term investments	**—**	1,100	37,829
Restricted cash	**(175)**	(486)	—
Purchase of property and equipment	**(312)**	(840)	(667)
Sale of property and equipment	**—**	25	—
Net cash provided by (used in) investing activities	**(487)**	(201)	22,097
Cash flows from financing activities:			
Proceeds from issuance of preferred stock and warrants	**—**	19,591	—
Proceeds from issuance of common stock under ESPP and upon exercise of options	**505**	96	1,980
Issuance of common stock upon exercise of warrants	**3,113**	—	—
Principal payments on capital lease obligations	**(225)**	(325)	(196)
Net cash provided by financing activities	**3,393**	19,362	1,784
Net increase (decrease) in cash and cash equivalents	**(1,161)**	6,115	(8,654)
Cash and cash equivalents at beginning of year	**10,112**	3,997	12,651
Cash and cash equivalents at end of year	**$ 8,951**	$ 10,112	$ 3,997
Supplemental disclosure of cash flow information			
Interest	**$ 23**	$ 69	$ 102
Non-cash investing and financing activities:			
Property and equipment acquired by capital lease	**$ 317**	$ 677	$ 807
Conversion of preferred stock into common stock	**$ —**	$ 14,952	$ —
Issuance of common stock warrants	**$ —**	$ 6,046	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - THE COMPANY AND BASIS OF PRESENTATION:

The Company. Tripath Technology Inc. (the "Company" or "Tripath") was incorporated in California in July 1995. The Company was reincorporated in Delaware in July 2000. The Company designs, develops and markets integrated circuit devices for the Consumer Electronics, DSL and Wireless markets. On August 1, 2000, the Company completed its initial public offering of 5 million shares of common stock at $10.00 per share.

Basis of Presentation. The consolidated financial statements include the accounts of Tripath and its wholly owned subsidiary, Tripath Technology Japan Ltd. All significant intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currency have been remeasured using the U.S. dollar as the functional currency.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods and such differences could be material.

Liquidity. The Company's consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred substantial losses and has experienced negative cash flow since inception and has an accumulated deficit of $179.6 million at December 31, 2003.

Beginning in August 2001, the Company instituted programs to reduce expenses including reducing headcount from 144 employees at the end of July 2001 to 56 employees at the end of December 2003 and reducing employees salaries by 10%. In September 2002 the Company relocated its headquarters which reduced rent expense and canceled its D&O policy which reduced insurance expense. These actions resulted in significant cost savings in 2003. The Company reduced its cash used in operating activities from approximately $13 million in 2002 to approximately $4 million in 2003.

During 2003, warrants were exercised which resulted in the Company receiving proceeds totaling approximately $3.1 million. At December 31, 2003, the Company had working capital of $11.2 million, including cash of $9.6 million. Subsequent to December 31, 2003 the Company received proceeds of approximately $2.3 million from the exercise of outstanding warrants.

Should the Company require more cash during 2004 to fund its operations than is currently planned, management believes that such additional cash requirements could be met by first obtaining additional financing or by taking measures to reduce operating expenses such as reducing headcount or canceling research and development projects. However, the Company may not be able to obtain additional funds on terms that would be favorable to its stockholders and the Company, or at all. The Company's long term prospects are dependent upon obtaining sufficient financing as needed to fund current working capital needs and future growth, and ultimately on achieving profitability.

The Company believes that its existing working capital at December 31, 2003, together with the subsequent proceeds received from exercise of options and warrants will be sufficient to meet its operating, working capital, investing and financing requirements for at least the next twelve months until fiscal 2005. The Company has not made any adjustment to its consolidated financial statements as a result of the outcome of the uncertainty described above.

Foreign Currency Translation. The U.S. dollar is the functional currency for the Company's Japanese wholly-owned subsidiary. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars and the resulting gains or losses are included in "Interest and other income, net." Such gains or losses have not been material for any period presented.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition. The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements". The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. The following policies apply to the Company's major categories of revenue transactions.

Sales to OEM Customers: Under the Company's standard terms and conditions of sale, title and risk of loss transfer to the customer at the time product is delivered to the customer, FOB shipping point, and revenue is recognized accordingly. The Company accrues the estimated cost of post-sale obligations, including basic product warranties or returns, based on historical experience. The Company has experienced minimal warranty or other returns to date.

Sales to Distributors: The Company provides its distributors certain incentives such as stock rotation, price protection, and other offerings. As a result of these incentives, the Company defers recognition of revenue until such time that the distributor sells product to its customer.

Costs related to shipping and handling are included in cost of revenue for all periods presented.

Allowance for doubtful accounts. The Company provides an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectibility. The collectibility of the Company's receivables is evaluated based on a variety of factors, including the length of time receivables are past due, indication of the customer's willingness to pay, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or substantial deterioration in the customer's operating results or financial position. If circumstances related to the Company's customers change, estimates of the recoverability of receivables would be further adjusted.

Cash and cash equivalents and restricted cash. The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial paper, bonds and notes, the fair value of which approximates cost.

The following table summarizes the Company's cash and cash equivalents (in thousands):

	December 31, 2003	December 31, 2002
Cash and cash equivalents:		
Cash	**$ 1,480**	$ 394
Money market funds	**7,471**	9,718
	$ 8,951	$ 10,112

The Company entered into a credit facility with a financial institution that had certain restrictions in the borrowing base. The credit facility was used to issue standby letters of credit to collateralize the Company's obligations to a third party for the purchase of inventory and to provide a security deposit for the lease of new office space. The amount by which the aggregate face amount of all outstanding standby letters of credit exceeded the borrowing base, as determined by eligible receivables, represented the amount of restricted cash necessary to secure the standby letters of credit. At December 31, 2002, the Company had $486,000 in restricted cash. The credit facility expired on June 30, 2003 and was not renewed. Upon the expiration of the credit agreement on June 30, 2003, the Company entered into a Pledge and Security Agreement to provide a security interest in a money market account in the amount of $0.7 million for the standby letters of credit, which totaled $0.7 million at December 31, 2003.

Fair value of financial instruments. Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values due to their relative short maturities and based upon comparable market information available at the respective balance sheet dates. The Company does not hold or issue financial instruments for trading purposes.

Concentration of credit risk and significant customers. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. Substantially all of the Company's cash and cash equivalents are invested in highly-liquid money market funds. The Company sells its products through distributors and directly to original equipment manufacturers. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses, as considered necessary by management. Credit losses to date have been consistent with management's estimates. During the years ended December 31, 2003 and December 31, 2002, the Company wrote-off bad debts which had previously been reserved totaling approximately $295,000 and $622,000, respectively. The Company had no significant write-offs or recoveries during the year ended December 31, 2001.

The following table summarizes sales to end customers comprising 10% or more of the Company's total revenue for the periods indicated:

	% of Revenue for the Year Ended December 31,		
	2003	2002	2001
Customer A	**24%**	—	—
Customer B	**18%**	—	—
Customer C	**15%**	31%	25%
Customer D	**—**	19%	—
Customer E	**—**	—	29%
Customer F	**—**	—	13%
Customer G	**—**	—	12%

The Company's accounts receivable were concentrated with five customers at December 31, 2003 representing 49%, 19%, 15%, 6% and 5% of aggregate gross receivables, five customers at December 31, 2002 representing 17%, 16%, 14%, 14% and 14% of aggregate gross receivables, and five customers at December 31, 2001 representing 15%, 15%, 13%, 12%, and 12% of aggregate gross receivables.

Inventories. Inventories are stated at the lower of cost or market. This policy requires the Company to make estimates regarding the market value of the Company's inventory, including an assessment of excess or obsolete inventory. The Company determines excess and obsolete inventory based on an estimate of the future demand and estimated selling prices for the Company's products within a specified time horizon, generally 12 months. The estimates the Company uses for expected demand are also used for near-term capacity planning and inventory purchasing and are consistent with the Company's revenue forecasts. Actual demand and market conditions may be different from those projected by the Company's management. If the Company's unit demand forecast is less than the Company's current inventory levels and purchase commitments, during the specified time horizon, or if the estimated selling price is less than the Company's inventory value, the Company will be required to take additional excess inventory charges or write-downs to net realizable value which will decrease the Company's gross margin and net operating results in the future. During the quarter ended March 31, 2002, the Company recorded a provision for excess inventory of approximately $5 million related to excess inventory for the Company's TA2022 product as a result of a decrease in forecasted sales for this product.

Inventory purchase commitment losses. The Company accrues for estimated losses on non-cancelable purchase orders. The estimated losses result from anticipated future sale of products for sales prices less than the estimated cost to manufacture. Inventory purchase commitment losses accrued at December 31, 2003, 2002 and 2001 were $0, $38,000 and $190,000, respectively.

Research and development expenses. Research and development costs are charged to expense as incurred.

Property and equipment. Property and equipment, including leasehold improvements, are stated at historical cost, less accumulated depreciation and amortization. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	5 years
Software	Shorter of three years or term of license
Equipment	2–5 years

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the asset. The amount of the impairment loss, if any, will generally be measured as the difference between net book value of the assets and their estimated fair values.

Comprehensive income. Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purposes financial statements. There was no difference between the Company's net loss and its total comprehensive loss for the years ended December 31, 2003, 2002 and 2001.

Accounting for stock-based compensation. At December 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost related to stock options is reflected in net income for the three years ended December 31, 2003, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year Ended December 31,		
(in thousands)	**2003**	2002	2001
Net loss applicable to common stockholders, as reported	**$ (7,215)**	$ (34,266)	$ (26,981)
Total stock-based employee compensation expense included in the net loss, determined under the recognition and measurement principles of APB Opinion No. 25, net of related tax effects	**(81)**	(284)	260
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,211)**	(1,527)	(5,625)
Pro forma net loss applicable to common stockholders	**$ (8,507)**	$ (36,077)	$ (32,346)
Basic and diluted net loss per share - as reported	**$ (0.17)**	$ (0.88)	$ (1.00)
Basic and diluted net loss per share - pro forma	**$ (0.20)**	$ (0.93)	$ (1.20)

The fair value for these options was estimated using the Black-Scholes option pricing model.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Accordingly, option pricing models may not necessarily provide a reliable single measure of the fair value of options.

The fair value of options at the date of grant was estimated on the date of grant based on the method prescribed by SFAS No. 123. The following table summarizes the estimated fair value of options and assumptions used in the SFAS No. 123 calculations for stock option plans:

	Year Ended December 31,		
	2003	2002	2001
Estimated fair value	**$ 0.73**	$ 0.14	$ 2.21
Expected lives (in years)	**5**	5	5
Volatility	**157%**	110%	110%
Risk-free interest rate	**2.96%**	3.83%	4.56%
Divident yield	—	—	—

The following table summarizes the estimated fair value of employees' purchase rights and assumptions used in the SFAS No. 123 calculations:

	Year Ended December 31,		
	2003	2002	2001
Estimated fair value	**$ 0.15**	$ 0.38	$ 0.70
Expected lives (in years)	**0.5**	0.5	0.5
Volatility	**157%**	110%	110%
Risk-free interest rate	**2.96%**	3.83%	4.56%
Divident yield	—	—	—

The following tables sets forth, for each of the periods presented, deferred stock-based compensation recorded and the amortization of deferred stock-based compensation (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Deferred stock-based compensation	**$ (315)**	$ (1,465)	$ (5,837)
Amortization of deferred stock-based compensation	**189**	915	4,568
Reversal of previously recognized compensation due to forfeitures	**(98)**	(1,199)	(4,308)

Unamortized deferred stock-based compensation at December 31, 2003 and December 31, 2002 was $217,000 and $91,000, respectively.

Stock-based compensation attributable to individuals that worked in the following functions is as follows (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Manufacturing/operations (cost of revenues)	**$ 4**	$ 23	$ (95)
Research and development	**20**	195	(133)
Selling, general and administrative	**57**	(502)	488
Total stock-based compensation	**$ 81**	$ (284)	$ 260

Segment and geographic information. Company has determined that it has one reportable business segment: the design, license and marketing of integrated circuits.

The following is a geographic breakdown of the Company's sales by shipping destination for the following periods:

	Year Ended December 31,		
(in thousands)	**2003**	2002	2001
United States	**$ 909**	$ 566	$ 872
Japan	**6,117**	3,816	6,460
Singapore	**522**	3,097	1,569
Taiwan	**1,325**	2,615	2,686
China	**797**	3,666	273
Korea	**3,146**	—	—
Rest of world	**1,075**	2,467	1,681
	$ 13,891	$ 16,227	$ 13,541

Net property and equipment by country was as follows:

	Year Ended December 31,	
(in thousands)	**2003**	2002
United States	**$ 1,532**	$ 2,405
Korea	**317**	—
Japan	**48**	69
	$ 1,897	$ 2,474

Recent Accounting Pronouncements. In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"), which addresses consolidation by business enterprises of variable interest entities (VIEs) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of fiscal year 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. There has been no material impact to the Company's consolidated financial statements from potential VIEs entered into after January 31, 2003 and there is no expected impact from the adoption of the deferred provisions in the first quarter of fiscal year 2004.

In June 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not use derivative products and the adoption of this statement had no material impact on the Company's consolidated financial statements.

In June 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ('SFAS 150')." SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's results of operations or financial position.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company's consolidated results of operations, consolidated financial position or consolidated cash flows.

Net loss per share. Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common stock outstanding during the period. Diluted net loss per share is computed based on the weighted average number of common stock and dilutive potential common stock outstanding. The calculation of diluted net loss per share excludes potential common stock if the effect is anti-dilutive. Potential common stock consist of incremental common stock issuable upon the exercise of stock options, shares issuable upon conversion of convertible preferred stock and common stock issuable upon the exercise of common stock warrants.

The following table sets forth the computation of basic and diluted net loss per share for the periods presented (in thousands, except per share amounts):

	Year Ended December 31,		
	2003	2002	2001
Numerator:			
Net loss applicable to common stockholders	**$ (7,215)**	$ (34,266)	$(26,981)
Denominator:			
Weighted average common stock	**41,993**	38,823	27,009
Net loss per share:			
Basic and diluted	**$ (0.17)**	$ (0.88)	$ (1.00)

The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods presented (in thousands):

	December 31,		
	2003	2002	2001
Common stock options	**8,501**	7,535	7,117
Common stock under ESPP	**322**	349	413
Common stock warrants	**1,229**	3,329	25
Restricted Stock	**1,800**	—	—

Note 3 – RESTRUCTURING AND OTHER CHARGES:

On August 3, 2001, the Company announced a restructuring and cost reduction plan which included a workforce reduction and write-off of abandoned assets. As a result of the restructuring and cost reduction plan, the Company recorded restructuring and other charges of $684,000 during the quarter ended September 30, 2001.

Under the restructuring and cost reduction plan, the Company reduced its workforce by approximately 40 employees across all functions and mostly located at its former headquarters facility in Santa Clara, California. The workforce reduction resulted in a $164,000 charge relating primarily to severance and fringe benefits. The Company also abandoned assets resulting in a charge of $520,000.

A summary of the restructuring and other charges is as follows:

	Total charges	Non-cash charges	Cash payments
Work force reduction	$ 164,000	$ —	$ 164,000
Write-off of abandoned assets	520,000	520,000	—
	$ 684,000	$ 520,000	$ 164,000

Note 4 - BALANCE SHEET COMPONENTS :

(in thousands):	December 31, 2003	2002
Accounts receivable, net:		
Accounts receivable	**$ 2,091**	$ 1,816
Less: allowance for doubtful accounts	**(50)**	(345)
	$ 2,041	$ 1,471
Inventories:		
Raw materials	**$ 1,692**	$ 1,868
Work-in-process	**1,007**	551
Finished goods	**2.229**	2,409
Inventory held by distributors	**646**	424
	$ 5,574	$ 5,252
Property and equipment, net:		
Furniture and fixtures	**$ 221**	$ 220
Software	**4,175**	4,175
Equipment	**4,233**	3,629
Leasehold improvements	**152**	128
	8,781	8,152
Less: accumulated depreciation and amortization	**(6,884)**	(5,678)
	$ 1,897	$ 2,474

Property and equipment includes assets under capital leases and accumulated amortization of assets under capital leases of $1,801,000 and $877,000, respectively, at December 31, 2003 and $1,484,000 and $555,000, respectively at December 31, 2002.

(in thousands):	December 31, 2003	2002
Accrued expenses:		
Accrued compensation and related benefits	**$ 218**	$ 245
Other accrued expenses	**384**	825
	$ 602	$ 1,070

Note 5 - LINE OF CREDIT:

On July 12, 2002, the Company entered into a credit agreement with a financial institution that provided for a one-year revolving credit facility in an amount of up to $10 million, subject to certain restrictions in the borrowing base based on eligibility of receivables. The credit agreement expired on June 30, 2003 and has not been renewed.

Note 6 - COMMON STOCK:

The Company's Amended and Restated Articles of Incorporation authorize the Company to issue 100,000,000 shares of common stock. At December 31, 2003 and 2002, there were 45,709,740 shares and 41,326,760 shares, respectively, of common stock issued and outstanding.

The Company has reserved the following number of shares of common stock for future issuance (in thousands):

	December 31, 2003	2002	2001
Common stock warrants	**1,229**	3,329	25
Common stock under ESPP	**322**	349	413
Common stock upon exercise of outstanding stock options	**8,501**	7,535	7,117
	10,052	11,213	7,555

On January 24, 2002, the Company completed a financing in which it raised $21 million in gross proceeds through a private placement of non-voting Series A Preferred Stock and warrants, at $30 per unit to a group of investors, which was convertible into 13,999,000 shares of common stock and warrants to purchase 3,303,760 shares of common stock. Each share of Series A Preferred Stock was convertible into 20 shares of Common Stock (or an effective Common Stock price of $1.50 per share). Investors also received warrants to purchase up to an additional 20 percent of shares of Series A Preferred Stock. The warrants have a term of three years and an exercise price equal to $39.00 per share (or an effective Common Stock exercise price of $1.95 per share).

At a Special Meeting of Stockholders held on March 7, 2002, the stockholders approved the issuance and sale of 699,950 shares of Series A Preferred Stock and warrants. As a result, the Preferred Stock and warrants automatically converted into 13,999,000 shares of common stock and warrants to purchase 3,303,760 shares of common stock.

As a result of the favorable conversion price of the preferred shares at the date of issuance, the Company recorded accretion of approximately $15 million (thus increasing the "net loss applicable to common stockholders" for the year ended December 31, 2002) relating to the beneficial conversion feature representing the difference between the accounting conversion price and the fair value of the common stock on the date of the transaction, after valuing the warrants issued in connection with the financing transaction. The Company valued the warrants using the Black-Scholes option pricing model, applying an expected life of three years, a weighted average risk-free rate of 3.61%, an expected dividend yield of zero percent, a volatility of 130% and a deemed fair value of common stock of $2.35, which was the value of the Company's common stock on the date of grant.

Stock Repurchase Program. In August 2002, the Company's Board of Directors approved a Stock Repurchase Program and authorized the repurchase of up to one million shares of the Company's common stock in the open market over the next year. No shares were repurchased under the Stock Repurchase Program.

Common stock warrants. In connection with the financing that was completed on January 24, 2002, the Company issued warrants to purchase 3,303,760 shares of the Company's common stock. This included unregistered warrants that were issued to the placement agent for the financing transaction to purchase 503,960 shares of the Company's common stock. The 2,799,800 registered warrants have a term of three years and an effective Common Stock exercise price of $1.95 per share, whereas 419,968 of the 503,960 warrants issued to the placement agent have an effective Common Stock exercise price of $1.50 per share. The remainder of the warrants issued to the placement agent have an effective Common Stock exercise price of $1.95 per share.

During the year ended December 31, 2003, warrants were exercised which resulted in the issuance of 1,896,226 shares of the Company's common stock with proceeds to the Company totaling approximately $3.1 million. These amounts included the exercise of warrants issued to the placement agent on a net issuance basis resulting in 300,438 shares of the Company's common stock being issued to the placement agent.

The warrant agreement contained a provision for the mandatory exercise of the warrants if the Company's common stock traded at $5.85 or higher for 20 out of 30 trading days. At the close of business on January 2, 2004 the Company's common stock had traded at $5.85 or higher for 20 consecutive days and the Company was able to invoke the provision for the mandatory exercise of all outstanding warrants issued in connection with the January 2002 financing. All outstanding warrants were exercised in January 2004 resulting in the issuance of an additional 1.2 million shares of common stock. The Company received proceeds of approximately $2.3 million from the exercise of these warrants.

Restricted stock. In April 2003, the Company issued 1.8 million shares of restricted stock, pursuant to the 2000 Stock Plan. The Company determined the value of the restricted stock grant to be $324,000 by reference to the quoted market price at the time of issuance and is amortizing this amount over two years. Compensation expense related to the issuance of restricted stock was $108,000 for the year ended December 31, 2003.

Note 7 - EMPLOYEE BENEFIT PLANS:

Stock Option Plans. In April 2000, the Company adopted the 2000 Stock Option Plan (the "2000 Plan"). Upon adoption of the 2000 Plan, shares reserved for issuance under the 1995 Stock Option Plan relating to ungranted options were cancelled, and outstanding options under the 1995 Plan became subject to the 2000 Plan. The 2000 Plan authorizes the Board of Directors to grant incentive stock options ("ISOs") and nonstatutory stock options ("NSOs") to employees, directors and consultants for up to 17,300,000 shares of common stock. ISOs may be granted only to employees of the Company (including officers and directors who are also employees). NSOs may be granted to employees, non-employee directors and consultants of the Company. No person will be eligible to receive more than 500,000 shares in any fiscal year pursuant to awards under the 2000 Plan other than a new employee of the Company who will be eligible to receive no more than 1,000,000 shares in the fiscal year in which such employee commences employment.

Under the 2000 Plan, ISOs and NSOs are granted at a price that is not to be less than 100% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. Initial hire-on stock options generally vest at 25% on the first anniversary date from the date of grant and then monthly thereafter over the remaining 36 months. Subsequent discretionary stock options, generally vest equally each month over 48 months. Options granted to shareholders who own more than 10% of the outstanding stock of the Company at the time of grant must be issued at prices not less than 110% of the estimated fair value of the stock on the date of grant. Options under the 2000 Plan may be granted for periods up to 10 years.

The following table summarizes stock option activity under the Company's Stock Option Plans (in thousands, except per share data):

		Options Outstanding	
	Options Available for Grant	Shares	Weighted Average Exercise Price Per Share
Balance at December 31, 2000	4,008	7,315	$ 7.36
Granted	(5,515)	5,515	$ 2.77
Additional shares reserved	1,300	—	$ —
Canceled	4,848	(4,848)	$ 7.67
Exercised	—	(865)	$ 1.47
Balance at December 31, 2001	4,641	7,117	$ 4.30
Granted	(3,282)	3,282	$ 0.19
Additional shares reserved	2,000	—	$ —
Canceled	2,860	(2,860)	$ 3.33
Exercised	—	(4)	$ 1.50
Balance at December 31, 2002	6,219	7,535	$ 2.88
Granted	(2,955)	2,955	$ 0.83
Grant of restricted stock	(1,800)	—	$ —
Additional shares reserved	2,000	—	$ —
Canceled	1,329	(1,329)	$ 2.53
Exercised	—	(660)	$ 0.72
Balance at December 31, 2003	4,793	8,501	$ 2.40

Significant options groups outstanding at December 31, 2003 and related weighted average exercise prices and contractual life information are as follows:

	Options Outstanding			Options Vested and Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life (years)	Weighted Average Exercise Price Per Share	Number Vested and Exercisable	Weighted Average Exercise Price Per Share
$0.14 – $0.21	2,592,546	8.4	$ 0.16	862,618	$ 0.15
$0.22 – $2.50	4,131,095	8.4	$ 0.81	1,381,301	$ 0.96
$2.51 – $4.50	400,497	6.8	$ 4.35	228,005	$ 4.50
$4.51 – $8.00	303,000	3.8	$ 5.56	278,580	$ 5.48
$8.01 – $12.00	802,203	6.0	$11.85	711,682	$11.84
$12.01 – $19.88	266,562	2.5	$13.48	265,936	$13.46
$20.89 – $22.35	5,000	6.8	$21.75	3,958	$21.75
	8,500,903	7.8	$ 2.40	3,732,080	$ 4.31

2000 Employee Stock Purchase Plan. In April 2000 the Company adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan") under which 500,000 shares of common stock have been reserved for issuance. Eligible employees may elect to withhold up to 15% of their salary to purchase shares of the Company's common stock at a price equal to 85% of the market value of the stock at the beginning or ending of a six month offering period, whichever is lower. No more than 5,000 shares may be purchased by an eligible employee during any calendar year. The Purchase Plan will terminate in 2010. Under the Purchase Plan, 27,184, 64,606 and 86,566 shares were issued during the years ended December 31, 2003, 2002 and 2001.

The Company did not recognize compensation expense related to employee purchase rights in 2003, 2002 or 2001.

401(k) Plan. The Company sponsors a 401(k) Plan (the "401(k) Plan") which provides tax-deferred salary deductions for eligible employees. Employees may contribute up to 15% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The 401(k) Plan permits, but does not require, the Company to make matching contributions. To date, no such matching contributions have been made.

Note 8 - INCOME TAXES:

At December 31, 2003, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $106,000,000 and $35,000,000 respectively, which expire in varying amounts beginning in 2005 through 2021. In addition, the Company has credit carryforwards of approximately $5,200,000 for federal and state purposes. The federal and state carryforwards expire in varying amounts through 2021. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss and tax credit carryforwards may be impaired or limited in certain circumstances. Events which could cause limitations in the use of net operating loss and tax credit carryforwards that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

Deferred taxes comprise the following (in thousands):

	December 31,	
	2003	2002
Net operating loss carryforwards	**$ 38,108**	$ 36,533
Non-deductible reserves and accruals	**2,433**	2,163
Credit carryforwards	**4,311**	3,774
Capitalized research and development	**2,849**	2,089
Depreciation	**226**	185
Net deferred tax assets	**47,927**	44,744
Less: valuation allowance	**(47,927)**	(44,744)
Net deferred tax assets	**$ —**	$ —

The Company believes that, based on number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, and relatively high expense levels, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets and the uncertainty regarding market acceptance of the Company's products. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

Note 9 - COMMITMENTS AND CONTINGENCIES:

Lease Commitments. The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through 2007. Rent expense for operating leases was as follows (in thousands):

		Year Ended December 31,	
	2003	2002	2001
Rent expense	**$ 837**	$1,812	$1,583

On July 18, 2002, the Company entered into a sublease agreement for the lease of new office space. Under the terms of the sublease agreement, commencing September 1, 2002 the Company became entitled to free rent until June 30, 2003. Subsequently, the Company will make monthly payments ranging from $0.65 per square foot to $1.35 per square foot until the sublease expires on March 31, 2007. As a result, the Company had $697,000 and $195,000 of deferred rent at December 31, 2003 and 2002, respectively. The Company's lease for the old office space expired on November 30, 2002.

On November 30, 2003, the Company entered into a capital lease for test equipment. The lease has a term of 38 months and at the end of the lease the Company may purchase the test equipment for $1.00. The Company may also purchase the test equipment after 14 months for $166,000 or after 20 months for $133,000.

The value of the assets and related obligation recorded under the capital leases is $1,801,000 and $1,055,000 respectively at as of December 31, 2003 and $1,005,000 and $1,026,000 respectively at December 31, 2002.

Future minimum lease payments under non-cancelable operating leases and capital leases are as follows (in thousands):

Year Ended December 31,	Operating Leases	Capital Leases
2004	**$ 933**	$ 551
2005	**1,083**	494
2006	**1,046**	86
2007	**270**	—
2008 and beyond	**—**	—
Total minimum lease payments	**$ 3,332**	1,131
Less: amount representing interest		(76)
Present value of minumum lease payments		1,055
Less: current portion of capital lease obligations		(496)
Long-term capital lease obligations		$ 559

Inventory purchase commitments. At December 31, 2003 the Company had open purchase orders for the purchase of inventory totaling approximately $3.2 million. These purchase orders may only be cancelled if the foundry has not yet started production of the wafers to which the open purchase orders relate.

Contingencies. From time to time, in the normal course of business, various claims are made against the Company. In the opinion of the Company's management, there are no pending claims, the outcome of which is expected to result in a material adverse effect on the financial position or results of operations of the Company. The Company is self insured for certain potential claims against the Company, directors or officers.

Guarantees. In November 2002, the FASB issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." The following is a summary of the Company's agreements that the Company has determined are within the scope of FIN 45.

The Company provides a limited warranty for up to one year for any defective products. During the years ended December 31, 2003 and December 31, 2002, warranty expense was insignificant. The Company has a reserve for warranty costs of $30,000, which has not changed in the past year.

On June 30, 2003, the Company entered into a Pledge and Security Agreement to provide collateral for outstanding standby letters of credit which totaled $0.7 million at December 31, 2003.

Pursuant to its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer's or director's lifetime. To date, the Company has not incurred any costs as there have been no lawsuits or claims that would invoke these indemnification agreements. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003. The Company is self-insured for these and similar claims.

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors and customers, its sublandlord and (ii) its agreements with investors. Under these provisions the Company has agreed to generally indemnify and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. To date, the Company has not incurred any costs as there have been no lawsuits or claims related to these indemnification agreements. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003.

Note 10 - SUPPLEMENTARY FINANCIAL INFORMATION (unaudited):

Summarized quarterly financial information for the two years ended December 31, 2003 is as follows (in thousands, except per share data):

2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenues	$ 2,952	$ 3,139	$ 3,674	$ 4,126
Gross Profit	$ 745	$ 919	$ 1,160	$ 1,357
Operating Loss	$ (2,479)	$ (1,819)	$ (1,545)	$ (1,394)
Net loss	$ (2,477)	$ (1,816)	$ (1,536)	$ (1,386)
Basic and diluted net loss per share	$ (0.06)	$ (0.04)	$ (0.04)	$ (0.03)

2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenues	$ 4,555	$ 6,052	$ 2,718	$ 2,902
Gross Profit	$ (3,999)	$ 810	$ 265	$ 657
Operating Loss	$ (9,355)	$ (4,065)	$ (3,162)	$ (2,892)
Net loss	$ (9,307)	$ (4,013)	$ (3,140)	$ (2,854)
Accretion on preferred stock	$ (14,952)	$ —	$ —	$ —
Net loss applicable to common stockholders	$ (24,259)	$ (4,013)	$ (3,140)	$ (2,854)
Basic and diluted net loss per share	$ (0.78)	$ (0.10)	$ (0.08)	$ (0.07)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Tripath Technology Inc.
San Jose, CA

We have audited the accompanying consolidated balance sheet of Tripath Technology Inc. and its subsidiary as of December 31, 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tripath Technology Inc. and its subsidiary at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

BDO Seidman, LLP

San Francisco, California
January 29, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Tripath Technology Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Tripath Technology Inc. and its subsidiary at December 31, 2002 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

San Jose, California
January 30, 2003

STOCK MARKET INFORMATION

Our common stock has been quoted on the Nasdaq National Market and The Nasdaq SmallCap Market under the symbol "TRPH" since our initial public offering in August 2000. Prior to this time, there was no public market for our stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the Nasdaq National Market and The Nasdaq SmallCap Market.

	2003		2002	
	High	Low	High	Low
First Quarter	$ 0.31	$ 0.22	$ 2.83	$ 1.45
Second Quarter	$ 0.89	$ 0.17	$ 2.08	$ 0.85
Third Quarter	$ 5.01	$ 0.77	$ 1.02	$ 0.16
Fourth Quarter	$ 7.02	$ 3.20	$ 0.56	$ 0.14

We have not declared or paid any cash dividends on our capital stock since our inception. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. As of February 23, 2004 there were 289 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Information regarding changes in and disagreements with accountants on accounting and financial disclosure may be found in Item 9 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2004, as well as on page 16 of our Proxy Statement for our Annual Meeting of Stockholders to be held on June 18, 2004, and is hereby incorporated by reference.

This Annual Report contains forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in, or contemplated by, the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue" or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of several factors, including, but not limited to, those factors discussed under the caption "Risk Factors" and elsewhere in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2004, to which you should refer. These and many other factors could affect our future financial and operating results. Tripath undertakes no obligation to update any forward-looking statement to reflect events after the date of this Annual Report.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Dr. Adya S. Tripathi
President and Chief Executive Officer,
Chairman of the Board
Tripath Technology Inc.

A.K. Acharya
President
HTL Co. Japan Ltd.

Andy Jasuja
Chairman of the Board
Sigma Systems Group

Y.S. Fu
President
Wyse Technology Taiwan Ltd.

EXECUTIVE OFFICERS

Dr. Adya S. Tripathi
President and Chief Executive Officer
Chairman of the Board

David P. Eichler
Vice President of Finance
and Chief Financial Officer

Dr. Naresh C. Sharma
Vice President of Operations

Graham K. Wright
Vice President of Sales and Marketing

STOCKHOLDER INFORMATION

Corporate Headquarters
Tripath Technology Inc.
2560 Orchard Parkway
San Jose, CA 95131
408.750.3000

Investor Relations
For further information on the Company, additional copies of this report, Form 10-K, or other financial information, contact: investors@tripath.com

For more information, visit the Investor Relations page on Tripath's website at: www.tripath.com

Market Information
The Common Stock of the Company is traded on The Nasdaq National Market® under the symbol "TRPH"

Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800.777.3694

Independent Accountants
BDO Seidman, LLP
San Francisco, CA

Legal Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, CA

Annual Meeting
The annual meeting of stockholders will be held at 11.30 a.m. PDT on Friday, June 18, 2004 at the Marriott Hotel located at 2700 Mission College Boulevard, Santa Clara, CA 95054.

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TRIPATH

TRIPATH TECHNOLOGY INC.

2560 Orchard Parkway
San Jose, CA 95131
408.750.3000
877.TRIPATH
www.tripath.com